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HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

August 22, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549
Attn: Anu Dubey
Thankam Varghese
RE:      MSC Income Fund, Inc. —
Preliminary Proxy Statement on Schedule 14A (File No. 814-00939), filed on July 24, 2024 (the “Preliminary Proxy Statement”)
Dear Ms. Dubey and Ms. Varghese:
On behalf of MSC Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on August 14, 2024 with respect to the Preliminary Proxy Statement. The Staff’s comments are set forth below and are followed by the Company’s responses. Where indicated, the Company intends to include revised disclosure in the Definitive Proxy Statement on Schedule 14A to be filed by the Company with the SEC. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Preliminary Proxy Statement.

1.Comment: The Staff refers to the Company’s response to Comment #11 in the Company’s response letter to the Staff dated August 12, 2024. Please supplementally explain whether and how the Company’s board of directors (the “Board”) considered whether the trading restrictions might negatively impact the value of the Shares.
Response: The Company has revised the disclosure under the heading “Principal Change – Limitation on the Transferability of the Company’s Shares Following the Listing,” on page 16 of the marked draft of the Definitive Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter, to address the Board’s consideration of whether the transfer restrictions described in Listing Charter Amendment Proposal 1 might negatively impact the value of the Shares.

2.Comment: The Staff refers to the Company’s response to Comment #13 in the Company’s response letter to the Staff dated August 12, 2024. The Staff is not persuaded that the charter revisions identified in the Company’s response are inextricably intertwined, and the Staff cannot provide assurances that the referenced charter provisions in Listing Charter Amendment Proposal 2 should not be unbundled under Rule 14a-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Question 101.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations and IM Guidance Update No. 2014-02.

August 22, 2024 Page 2

Response: The Company respectfully disagrees with the Staff’s position and notes the precedent set forth in (1) the definitive proxy statement on Schedule 14A filed by CĪON Investment Corporation (File No. 814-00941) with the SEC on May 13, 2021, and (2) the definitive proxy statement on Schedule 14A filed by FS KKR Capital Corp. (f/k/a FS Investment Corporation) (“FSK”) (File No. 814-00757) with the SEC on May 9, 2013, each of which bundled items consistent with the approach proposed by the Company in the Preliminary Proxy Statement. Moreover, the Company notes that the above-referenced proxy statement filed by FSK bundled proposals in a manner consistent with the approach proposed by the Company in the Preliminary Proxy Statement in response to a similar unbundling comment issued by the Staff to FSK.

Notwithstanding the foregoing, the Company has complied with the Staff’s comment and unbundled the proposals cited by the Staff in Comment #13 in the Company’s response letter to the Staff dated August 12, 2024 by (1) removing the previously proposed Charter amendments indicated below by footnote “(a)” and (2) including the proposed Charter amendments indicated below by footnote “(b)” as separate proposals in the marked draft of the Definitive Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter. The Company notes that the below list corresponds to the Staff’s list in Comment #13 in the Company’s response letter to the Staff dated August 12, 2024.

•Deletion of former Article X to remove the NASAA Guidelines provisions restricting certain transactions between the Company and the Adviser their affiliates. (b)
•Deletion of former Section 5.5 removing the NASAA Guidelines provisions regarding limitations on the Company’s ability to make arrangements for deferred payments on account of the purchase price of the Shares. (a)
•Deletion of former Section 5.9 removing the NASAA Guidelines provisions governing the operation of the Company’s distribution reinvestment plan, including limitations on sales commissions and fees deducted directly or indirectly from funds reinvested by the Company and provisions relating to the assumption by soliciting dealers of responsibility for blue sky compliance and performance of due diligence responsibilities with respect to investors’ suitability standards in the applicable state. (b)
•Deletion of former Section 5.10 removing provisions governing the Company’s periodic offers to repurchase Shares on a quarterly basis in connection with the Company’s original continuous public offering. (a)
•Deletion of former Article XII removing the NASAA Guidelines provisions regarding limitations on roll-up transactions. (a)
•Deletion of former Article XI removing the NASAA Guidelines provisions regarding certain stockholder rights., including the right to vote on charter amendments, sale of substantially all of the Company’s assets, merger and the removal of the Company’s investment adviser and election of a new investment adviser, and the right to inspect books and records. (a)

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

August 22, 2024 Page 3

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:    Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP